SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Spotlight Innovation, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

849207105
(CUSIP Number)

May 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849207105

1	NAMES OF REPORTING PERSONS
Daniel E. Pettit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
2,042,500 (1)
	6	SHARED VOTING POWER:
0
	7	SOLE DISPOSITIVE POWER:
2,042,500 (1)
	8	SHARED DISPOSITIVE POWER:
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,042,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7% (based on 34,550,343 shares issued and outstanding as of May 31, 2017)
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Represents 2,042,734 shares of common stock of which includes (i) 779,643 shares of common stock issued pursuant to the Form S-8 Registration Statement filed by the Issuer on February l, 2017, (ii) 1,143,091 shares of common stock to be issued pursuant to the conversion notice delivered June 1, 2017 with respect to that certain Convertible Note dated May 31, 2017, with a principal balance of $400,000 and a conversion price of $0.35 per share, and (iii) 120,000 shares of common stock underlying warrants exercisable within 60 days.

CUSIP No. 849207105
ITEM 1.

(a)	NAME OF ISSUER: Spotlight Innovation, Inc.

(b)	ADDRESS OF ISSUER: 11147 Aurora Avenue
Aurora Business Park, Building 3
Urbandale, IA 50323
ITEM 2.

(a) NAME OF PERSONS FILING:             Daniel E. Pettit

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE    :    4700 150th Street, Urbandale, IA 50323.

(c) CITIZENSHIP OR PLACE OF ORGANIZATION:     United States, Iowa

(d) TITLE OF CLASS OF SECURITIES:             Common Stock, $0.001 par value per share

(e) CUSIP NUMBER:                     849207105

ITEM 3.

Not Applicable

All shares were purchased with the Reporting Person’s personal funds with the exception of: (i) 900,000 shares of the Issuer’s Common Stock which represent shares issued pursuant to the Issuer’s Form S-8 Registration Statement dated February 1, 2017, of which 779,643 shares continue to be held by the Reporting Person as of the date of this filing.

ITEM 4.

OWNERSHIP

(a)	Amount beneficially owned: 2,042,500

(b)	Percent of class: 5.7%

(c)	Number of Shares as to which the reporting person has:

(i)	Sole power to vote or direct the vote: 2,042,500

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of : 2,042,500

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: □

ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not Applicable
ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable
ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.
NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10.
CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017	Daniel E. Pettit

	By:	/s/ Daniel E. Pettit
Daniel E. Pettit